VOTING RESULTS OF SPECIAL MEETING OF SHAREHOLDERS
A special meeting of shareholders (the "Special Meeting") of the Frontegra RobecoSAM Global Equity Fund (the "Fund") was held on August 16, 2013.  At the Special Meeting, shareholders voted on a proposal to approve a new subadvisory agreement between Frontegra Asset Management, Inc. ("Frontegra"), the investment adviser to the Fund, and RobecoSAM USA, Inc. ("RobecoSAM"), the subadviser to the Fund.  Further details regarding the proposal and the Special Meeting are contained in a definitive proxy statement filed with the SEC on June 24, 2013.
At the Special Meeting held on August 16, 2013, a new subadvisory agreement between Frontegra and RobecoSAM was approved by shareholders of the Fund as follows:
Votes For
Votes Against
Abstained
Broker Non-Votes
991,159
0
47,339
N/A